UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
      OF 1934

      For the fiscal year ended December 31, 2004

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934

      For the transition period from _____________ to ______________


                          Commission file number 0-4887

      A. Full title of the plan:

         UMB Profit Sharing and 401(k) Savings Plan

      B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office.

         UMB Financial Corporation
         1010 Grand Boulevard
         Kansas City, Missouri 64106

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN


TABLE OF CONTENTS
-------------------------------------------------------------------------------



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.......................3


FINANCIAL STATEMENTS:


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2004 AND 2003....4


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEAR ENDED
DECEMBER 31, 2004.............................................................5


NOTES TO FINANCIAL STATEMENTS...............................................6-9


SUPPLEMENTAL SCHEDULE


FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF
YEAR) DECEMBER 31, 2004......................................................10


SIGNATURES...................................................................11


CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.....................12



All other schedules required by Section 2520.103-10 of the Departments of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the participants and Administrative Committee of the UMB Profit Sharing and 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the UMB Profit Sharing and 401(k) Savings Plan (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

[GRAPHIC OMITTED][GRAPHIC OMITTED]

June 27, 2005
Kansas City, Missouri



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UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003
-------------------------------------------------------------------------------


                                                 2004           2003
                                             ----------------------------------
ASSETS:
  Investments, at fair value:

    Share of net assets of UMB Retirement      $ 115,496,244
     Master Trust
    Mutual funds                                              $  84,220,812
    Participant loans                                             3,922,370
    Common stock                                                  2,378,997
    Money market fund                                             9,606,244
                                             ------------------------------
      Total investments                          115,496,244    100,128,423

  Receivables:
    Employer contributions                         1,905,580      3,493,353
    Employee contributions                               130        266,094
    Interest and dividends                            42,529         15,054
    Due from brokers for securities sold             257,701
                                             ------------------------------
      Total receivables                            2,205,940      3,774,501

  Cash                                                 8,247          6,485

                                             ------------------------------
      Total assets                               117,710,431    103,909,409
                                             ------------------------------

LIABILITIES:
    Excess contributions payable                     205,379         107,690
    Due to brokers for securities purchased          226,915

                                             ------------------------------
      Total liabilities                              432,294        107,690
                                             ------------------------------

                                             ------------------------------
NET ASSETS AVAILABLE FOR BENEFITS              $ 117,278,137  $ 103,801,719
                                             ==============================

See notes to financial statements.


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UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004
----------------------------------------------------------------------

ADDITIONS:
  Allocated share of changes in UMB Retirement         $    8,240,861
Master Trust
  Interest and dividends                                    3,423,038
  Employer contributions                                    1,905,580
  Employee contributions                                    7,535,549
  Rollover contributions                                      542,734
  Transfers from the ESOP of UMB Bank                       1,171,073
  Other                                                        56,478
                                                     -----------------
   Total additions                                         22,875,313

DEDUCTIONS:
  Benefits paid to participants                             9,376,545
  Administrative expenses                                      22,350
                                                     -----------------
   Total deductions                                         9,398,895

                                                     -----------------
INCREASE IN NET ASSETS                                     13,476,418

NET ASSETS AVAILABLE FOR BENEFITS
  Beginning of year                                       103,801,719

                                                     -----------------
  End of year                                          $  117,278,137
                                                     =================

See notes to financial statements.

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UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2004 AND 2003, AND FOR THE YEAR ENDED DECEMBER 31, 2004
-------------------------------------------------------------------------------

1.  PLAN DESCRIPTION

      The following description of the UMB Profit Sharing and 401(k) Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

      General - The Plan is a defined contribution plan covering substantially all employees and provides for retirement, disability and death benefits. It is subject to the provisions of the Employee Retirement Income Security Act ("ERISA"). The employers (UMB Financial Corporation and affiliates) (collectively, the "Company" or "UMB") will determine each year what amount, if any, will be contributed to the Plan. Company contributions, as determined above, (profit sharing contributions) are divided between the Plan and the ESOP of UMB (the "ESOP"), at the discretion of the Board of Directors of the Company. There were no Company profit sharing contributions for 2004.

      Eligibility and Participation - The Plan provides that employees with one full year of continuous service become eligible to participate in the profit sharing portion of the Plan. Employees are eligible to make deferral contributions and receive the Company matching contribution the first of the month following date of employment. Effective January 1, 2004, employees are eligible to make deferral contributions and receive the Company matching contribution the first of the month following one month of employment. Employees are eligible to receive the Company profit sharing contribution the first day of the Plan year and the first day of the seventh month of the Plan year after satisfying eligibility requirements. However, to share in the Company matching contributions and any profit-sharing contributions, participants must be actively employed on the last day of the Plan year.

      Contributions - Each year, participants may contribute up to 50 percent of pretax compensation as defined in the Plan. In addition, all employees who are eligible to make elective deferrals under this Plan and have attained age 50 shall be eligible to make catch-up contributions in accordance with the Plan document. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions and the Company contributions into various investment options offered by the Plan. The plan currently offers nine mutual funds, a Company stock fund and a money market fund as investment options for participants. The Plan allows for matching contributions by the Company to be determined annually by the Board of Directors of the Company at its discretion. Company matching 401(k) contributions of $1,905,580 were made to the Plan in 2004. There was no profit sharing contribution to the Plan in 2004. Contributions are subject to certain Internal Revenue Code ("IRC") limitations.

      Participant Accounts - A separate account is maintained for each participant in the Plan. Each participant's account is credited with the participant's contribution and allocations of (1) the Company's contribution,
(2) forfeitures of terminated participants' nonvested accounts, and (3) Plan earnings, and charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings, subject to certain limits. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      Vesting - Participants are vested immediately in their contributions and the Company matching contribution plus actual earnings thereon. Participants are vested in the Company profit sharing contribution after five years of service. Due to an amendment, a participant satisfying the requirements of the 2003 Severance Plan established for employees terminated as a result of the transfer of the employee benefit accounts to Marshall & Ilsley Corporation or separating from service under the 2000-2001 UMB Special Retirement Incentive Program shall be 100 percent vested.

      Participant Loans - Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant's account. Additionally, all loans are made for a period of less than five years unless proceeds of such loan are exclusively used for the acquisition of a dwelling unit to be used as the principal residence of the participant. Interest rates for residential loans are Marshall & Ilsley Bank's 15 year mortgage rate. Interest rates for all other loans are the greater of prime rate or Marshall & Ilsley Bank's 5 year CD rate plus 2%. Principal and interest is paid ratably through payroll deductions.

      Payment of Benefits - A participant may withdraw all or a portion of voluntary contributions subject to hardship withdrawal provisions and Administrative Committee approval. Employees are not allowed to withdraw any portion of the Company contributions prior to age 59 1/2. Qualified participants are also able to transfer a portion of their account balances from the ESOP to the Plan.

      Forfeited Accounts - At December 31, 2004 there were no forfeited nonvested accounts. Forfeited nonvested accounts are reallocated to participant accounts at the end of the Plan year in which the forfeiture occurs. Also, in 2004, $118,831 of forfeited nonvested accounts was allocated to participant accounts.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Presentation - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

      Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

      Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Securities traded in public markets are valued at their quoted market prices. Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period. The various funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants' accounts are charged or credited with the number of units properly attributable to each participant.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      Payment of Benefits - Benefit payments to participants are recorded upon distribution.

      Costs and Expenses - All costs and expenses incurred with regard to the purchase, sale or transfer of investments and other assets in connection with the operations of the Plan are borne by the Plan. Administrative expenses are paid by the Company.

      Excess Contributions Payable - The Plan is required to return contributions received during the Plan year in excess of the IRC limits. This limit was exceeded during 2004 in which the excess of $205,379 was returned to certain participants on March 5, 2005.

3.  INVESTMENTS

The Plan's investments that represent five percent or more of the Plan's net assets available for benefits as of December 31, 2004 and 2003 are as follows:

                                          2004             2003
                                     ---------------------------------
Share of net assets of UMB
   Retirement Master Trust            $  115,496,244   $            -
UMB Scout Stock Fund                                       20,224,253
UMB Scout Bond Fund                                        14,987,264
UMB Scout Worldwide Fund                                   12,672,041
UMB Scout Small Cap Fund                                   10,476,766
UMB Scout Prime Money Market                                9,606,244

4.  UMB RETIREMENT MASTER TRUST

Effective January 1, 2004, the assets of the Plan and the ESOP of UMB were combined into the UMB Retirement Master Trust ("the Trust"), a master trust established by the Company and administered by Marshall & Ilsley Trust Company (the "Trustee"). Use of the Master Trust permits the commingling of trust assets with the assets of the ESOP of UMB for investment and administrative purposes. At December 31, 2004, the Plan's assets relate to its share of the allocated net assets of the Trust which are stated in at fair value. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating investment income to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan on a basis proportionate to the Plan's share of net assets. All other activity is recorded in the Plan based on the elections of the individual participants in the Plan. At December 31, 2004, the Plan's interest in the net assets of the Trust was approximately 63%.

The investments of the Master Trust at December 31, 2004 are summarized as follows:

                                                  2004
                                            -----------------
Investments, at fair value:
  Mutual funds                                $   99,228,648
  Participant Loans                                4,137,079
  UMB Company stock fund                          73,671,169
  Money market fund                                8,898,003
                                            -----------------

Total Investments                                185,934,899
Receivables                                          300,230
Payables                                           (226,915)

                                            -----------------
Net Assets                                    $  186,008,214
                                            =================



Investment income of the Trust includes net appreciation in the fair value of investments and dividend and interest income. Net appreciation in the fair value of its investments consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

The Trust's investment income for the year ended December 31, 2004 was as follows:

                                                  2004
                                            -----------------

Dividend and interest income                  $    4,255,034
                                            -----------------

Net appreciation in fair value of
investments:
  Mutual funds                                     7,744,562
  UMB Company Stock Fund                          12,386,712
                                            -----------------

Net appreciation in fair value of                 20,131,274
investments

                                            -----------------
Investment income of Master Trust             $   24,386,308
                                            =================




5.  PLAN TERMINATION

Although it has not expressed any intention to do so, the Board of Directors of UMB Financial Corporation, (the "Plan Sponsor"), has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, the Plan provides that its net assets be used to pay all expenses and benefits due and to distribute the remaining assets among the Plan participants based upon their account balance.

6.  FEDERAL INCOME TAX STATUS

The Company has adopted a nonstandardized prototype plan, which has received a favorable opinion letter from the Internal Revenue Service, dated January 31, 2004, stating that the prototype plan complied with the applicable sections of the IRC. However, the Company has not requested a determination letter, but management of the Company believes the Plan, as currently operated, is qualified and tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.  PARTY-IN-INTEREST TRANSATCTIONS/SIGNIFICANT INVESTMENTS

At December 31, 2004, the Trust held 57,311 shares of UMB's common stock at a fair value of $3,244,868. This investment represents five percent or more of the Trust's net assets available for benefits. All of the above transactions are exempt from the prohibitions against party-in-interest transaction under the ERISA.

8.  SUBSEQUENT EVENTS

Effective May 24, 2005, the name of the UMB Scout Stock Select Fund was changed to the UMB Scout Growth Fund.

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UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD
AT END OF YEAR) DECEMBER 31, 2004
----------------------------------------------------------------------



(a)           (b)                          (c)                         (d)
                                  Description of Investment
      Identity of Issue,      Including Maturity Date, Rate of
      Borrower, Lessor or       Interest, Collateral, Par or          Current
        Similar Party                 Maturity Value                   Value

                              Promissory notes, interest rates
 *                            from 4.0% to 10.5%; maturity
      Participant Loans       dates through February 22, 2004        4,137,079

                                                                     -----------
                                                                   $  4,137,079
                                                                     ===========

*     Represents party-in-interest to the Plan.

                                   SIGNATURES
      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                    UMB Profit Sharing and 401(k) Savings Plan
                                   -------------------------------------------



Date: June 27, 2005                     /s/ Lawrence G. Smith
                                   --------------------------------------------
                                     Lawrence G. Smith Executive Vice President
                                         & Chief Human Resources Officer

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in Registration Statement No. 333-65807 of UMB Financial Corporation on Form S-8 of our report dated June 27, 2005, appearing in this Annual Report on Form 11-K of the UMB Profit Sharing and 401(k) Savings Plan for the year ended December 31, 2004.

[GRAPHIC OMITTED][GRAPHIC OMITTED]

Kansas City, Missouri
June 27, 2005